Consolidated Statements of Income – unaudited

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2019	2018	2019	2018
Revenues (Note 4)	$3,959	$3,631	$7,503	$6,825
Operating expenses
Labor and fringe benefits	681	648	1,479	1,362
Purchased services and material	571	478	1,129	959
Fuel	442	436	840	829
Depreciation and amortization (Note 5)	363	330	803	653
Equipment rents	104	112	218	225
Casualty and other	116	108	272	248
Total operating expenses	2,277	2,112	4,741	4,276
Operating income	1,682	1,519	2,762	2,549
Interest expense	(136)	(124)	(267)	(246)
Other components of net periodic benefit income (Note 6)	83	76	163	153
Other income (Note 7)	23	229	25	235
Income before income taxes	1,652	1,700	2,683	2,691
Income tax expense (Note 8)	(290)	(390)	(535)	(640)
Net income	$1,362	$1,310	$2,148	$2,051
Earnings per share (Note 9)
Basic	$1.89	$1.78	$2.97	$2.78
Diluted	$1.88	$1.77	$2.96	$2.77
Weighted-average number of shares (Note 9)
Basic	721.8	736.0	723.5	738.6
Diluted	724.5	739.1	726.1	741.6
Dividends declared per share	$0.5375	$0.4550	$1.0750	$0.9100
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended June 30		Six months ended June 30
In millions	2019	2018	2019	2018
Net income	$1,362	$1,310	$2,148	$2,051
Other comprehensive income (loss) (Note 13)
Net gain (loss) on foreign currency translation	(106)	90	(212)	197
Net change in pension and other postretirement benefit plans (Note 6)	37	51	77	101
Other comprehensive income (loss) before income taxes	(69)	141	(135)	298
Income tax recovery (expense)	(28)	7	(63)	19
Other comprehensive income (loss)	(97)	148	(198)	317
Comprehensive income	$1,265	$1,458	$1,950	$2,368
See accompanying notes to unaudited consolidated financial statements.

CN | 2019 Quarterly Review – Second Quarter 9

Consolidated Balance Sheets – unaudited

	June 30	December 31
In millions	2019	2018
Assets
Current assets
Cash and cash equivalents	$128	$266
Restricted cash and cash equivalents (Note 10)	484	493
Accounts receivable	1,275	1,169
Material and supplies	652	557
Other current assets	325	243
Total current assets	2,864	2,728

Properties	38,534	37,773
Operating lease right-of-use assets (Note 11)	562	—
Pension asset	694	446
Intangible assets, goodwill and other (Note 3)	348	267
Total assets	$43,002	$41,214
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,285	$2,316
Current portion of long-term debt	1,842	1,184
Total current liabilities	4,127	3,500

Deferred income taxes	7,619	7,480
Other liabilities and deferred credits	657	501
Pension and other postretirement benefits	698	707
Long-term debt	11,512	11,385
Operating lease liabilities (Note 11)	407	—
Shareholders' equity
Common shares	3,661	3,634
Common shares in Share Trusts (Note 10)	(149)	(175)
Additional paid-in capital	390	408
Accumulated other comprehensive loss (Note 13)	(3,047)	(2,849)
Retained earnings	17,127	16,623
Total shareholders' equity	17,982	17,641
Total liabilities and shareholders' equity	$43,002	$41,214
See accompanying notes to unaudited consolidated financial statements.

10 CN | 2019 Quarterly Review – Second Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at March 31, 2019	722.4	1.6	$3,653	$(139)	$382	$(2,950)	$16,582	$17,528
Net income							1,362	1,362
Stock options exercised	0.2		27		(3)			24
Settlement of equity settled awards	—	—		—	(5)		(4)	(9)
Stock-based compensation expense and other					16		—	16
Repurchase of common shares (Note 10)	(3.6)		(19)				(426)	(445)
Share purchases by Share Trusts	—	—		(10)				(10)
Other comprehensive loss (Note 13)						(97)		(97)
Dividends							(387)	(387)
Balance at June 30, 2019	719.0	1.6	$3,661	$(149)	$390	$(3,047)	$17,127	$17,982

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2018	725.3	2.0	$3,634	$(175)	$408	$(2,849)	$16,623	$17,641
Net income							2,148	2,148
Stock options exercised	0.8		65		(9)			56
Settlement of equity settled awards	0.5	(0.5)		45	(50)		(57)	(62)
Stock-based compensation expense and other					41		(1)	40
Repurchase of common shares (Note 10)	(7.5)		(38)				(839)	(877)
Share purchases by Share Trusts	(0.1)	0.1		(19)				(19)
Other comprehensive loss (Note 13)						(198)		(198)
Dividends							(776)	(776)
Cumulative-effect adjustment from the adoption of ASU 2016-02 (1)							29	29
Balance at June 30, 2019	719.0	1.6	$3,661	$(149)	$390	$(3,047)	$17,127	$17,982

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. See Note 2 - Recent accounting pronouncements for additional information.

See accompanying notes to unaudited consolidated financial statements.

CN | 2019 Quarterly Review – Second Quarter 11

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at March 31, 2018	736.7	1.6	$3,589	$(137)	$406	$(2,615)	$15,345	$16,588
Net income							1,310	1,310
Stock options exercised	0.9		60		(9)			51
Settlement of equity settled awards (1)	—	—		—	(20)		(4)	(24)
Stock-based compensation expense and other					16		(1)	15
Repurchase of common shares (Note 10)	(3.8)		(20)				(365)	(385)
Other comprehensive income (Note 13)						148		148
Dividends							(334)	(334)
Balance at June 30, 2018	733.8	1.6	$3,629	$(137)	$393	$(2,467)	$15,951	$17,369

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2017	742.6	2.0	$3,613	$(168)	$434	$(2,784)	$15,561	$16,656
Net income							2,051	2,051
Stock options exercised	1.1		69		(10)			59
Settlement of equity settled awards (1)	0.4	(0.4)		31	(62)		(27)	(58)
Stock-based compensation expense and other					31		(1)	30
Repurchase of common shares (Note 10)	(10.3)		(53)				(963)	(1,016)
Other comprehensive income (Note 13)						317		317
Dividends							(670)	(670)
Balance at June 30, 2018	733.8	1.6	$3,629	$(137)	$393	$(2,467)	$15,951	$17,369

(1)
In the fourth quarter of 2018, the Company changed its presentation with respect to the settlement of equity settled awards when purchasing shares on the open market, on a retrospective basis. Comparative balances have been reclassified to conform to the current presentation. The impact of this reclassification on the balance at June 30, 2018 increased Additional paid-in capital by $281 million, decreased Common shares by $229 million and decreased Retained earnings by $52 million. See Note 14 - Share Capital to the Company's 2018 Annual Consolidated Financial Statements for additional information.

See accompanying notes to unaudited consolidated financial statements.

12 CN | 2019 Quarterly Review – Second Quarter

Consolidated Statements of Cash Flows – unaudited

	Three months ended June 30		Six months ended June 30
In millions	2019	2018	2019	2018
Operating activities
Net income	$1,362	$1,310	$2,148	$2,051
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	363	330	803	653
Pension income and funding (1)	(53)	(52)	(168)	(120)
Deferred income taxes	95	114	195	229
Gain on disposal of property (Note 7)	—	(223)	—	(223)
Changes in operating assets and liabilities:
Accounts receivable	(41)	(26)	(69)	(60)
Material and supplies	20	(33)	(90)	(129)
Accounts payable and other	(67)	216	(454)	15
Other current assets	(7)	18	(1)	(7)
Other operating activities, net (1)	44	28	349	28
Net cash provided by operating activities	1,716	1,682	2,713	2,437
Investing activities
Property additions	(1,183)	(840)	(1,886)	(1,265)
Acquisition, net of cash acquired (Note 3)	—	—	(167)	—
Disposal of property (Note 7)	—	154	—	154
Other investing activities, net	(20)	(22)	(28)	(30)
Net cash used in investing activities	(1,203)	(708)	(2,081)	(1,141)
Financing activities
Issuance of debt (Note 10)	—	—	790	1,286
Repayment of debt	(35)	(600)	(40)	(1,031)
Change in commercial paper, net (Note 10)	135	451	121	426
Settlement of foreign exchange forward contracts on debt	7	19	15	7
Issuance of common shares for stock options exercised	24	51	56	59
Withholding taxes remitted on the net settlement of equity settled awards (Note 12)	(4)	(12)	(56)	(46)
Repurchase of common shares (Note 10)	(445)	(385)	(864)	(1,000)
Purchase of common shares for settlement of equity settled awards	(5)	(12)	(6)	(12)
Purchase of common shares by Share Trusts	(10)	—	(19)	—
Dividends paid	(387)	(334)	(776)	(670)
Net cash used in financing activities	(720)	(822)	(779)	(981)

Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	—	2	—	11

Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(207)	154	(147)	326

Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	819	725	759	553

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$612	$879	$612	$879
Cash and cash equivalents, end of period	$128	$394	$128	$394
Restricted cash and cash equivalents, end of period	484	485	484	485

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$612	$879	$612	$879
Supplemental cash flow information
Interest paid	$(91)	$(95)	$(242)	$(235)
Income taxes paid	$(249)	$(179)	$(491)	$(454)

(1)
In the first quarter of 2019, the Company began presenting Pension income and funding as a separate line on the Consolidated Statements of Cash Flows. Previously pension income and funding was included in Other operating activities, net. Comparative figures have been adjusted to conform to the current presentation.

See accompanying notes to unaudited consolidated financial statements.

CN | 2019 Quarterly Review – Second Quarter 13

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the first half of 2019:

ASU 2016-02 Leases and related amendments (Topic 842)
The ASU requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months and requires additional qualitative and quantitative disclosures. The lessor accounting model under the new standard is substantially unchanged. The guidance must be applied using a modified retrospective approach. Entities may elect to apply the guidance to each prior period presented with a cumulative-effect adjustment to retained earnings recognized at the beginning of the earliest period presented or to apply the guidance with a cumulative-effect adjustment to retained earnings recognized at the beginning of the period of adoption.
The new standard provides a number of practical expedients and accounting policy elections upon transition. On January 1, 2019, the Company did not elect the package of three practical expedients that permits the Company not to reassess prior conclusions about lease qualification, classification and initial direct costs. Upon adoption, the Company elected the following practical expedients:

•	the use-of-hindsight practical expedient to reassess the lease term and the likelihood that a purchase option will be exercised;

•	the land easement practical expedient to not evaluate land easements that were not previously accounted for as leases under Topic 840;

•
the short-term lease exemption for all asset classes that permits entities not to recognize right-of-use assets and lease liabilities onto the balance sheet for leases with terms of twelve months or less; and

•	the practical expedient to not separate lease and non-lease components for the freight car asset category.
The Company adopted this standard in the first quarter of 2019 with an effective date of January 1, 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. As at January 1, 2019, the cumulative-effect adjustment to adopt the new standard increased the balance of Retained earnings by $29 million, relating to a deferred gain on a sale-leaseback transaction of a real estate property. The initial adoption transition adjustment to record right-of-use assets and lease liabilities for leases over twelve months on the Company's Consolidated Balance Sheet was $756 million to each balance. The initial adoption transition adjustment is comprised of finance and operating leases of $215 million and $541 million, respectively. New finance lease right-of-use assets and finance lease liabilities are a result of the reassessment of leases with purchase options that are reasonably certain to be exercised by the Company under the transition to Topic 842, previously accounted for as operating leases.

ASU 2017-04 Intangibles - Goodwill and other (Topic 350), Simplifying the test for goodwill impairment
The ASU simplifies the goodwill impairment test by removing the requirement to compare the implied fair value of goodwill with its carrying amount. Under the new standard, goodwill impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount, recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to the value of goodwill. In addition, the standard simplifies the goodwill impairment test for reporting units with a zero or negative carrying amount, such that all reporting units apply the same impairment test. An entity is required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets.
The guidance must be applied prospectively. The ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

14 CN | 2019 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

The Company adopted this standard in the first quarter of 2019 with an effective date of January 1, 2019. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements.

Accounting policy for goodwill
The Company recognizes goodwill as the excess of the purchase price over the fair value of net assets acquired in business combinations. Goodwill is not amortized. Instead, goodwill is tested for impairment annually as of the first day of the fiscal fourth quarter or more frequently when events or changes in circumstances indicate that the carrying amount may not be recoverable. If impairment exists, a loss is recognized.

Other recently issued ASUs required to be applied for periods beginning on or after June 30, 2019 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

3 – Business combination

2019
Acquisition of the TransX Group of Companies
On March 20, 2019, the Company acquired the TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions. The acquisition was subject to a number of conditions, including regulatory review by the Competition Bureau Canada and Canada’s Ministry of Transportation. On March 18, 2019, the Competition Bureau Canada issued a No Action Letter, satisfying the only outstanding condition and allowing the Company to close the transaction.
The Company's Consolidated Balance Sheet includes the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
The total purchase price of $195 million included cash of $170 million and contingent consideration of $25 million, payable upon achievement of certain operational or financial targets through 2019. The fair value of contingent consideration was estimated on the acquisition date based on the expected outcome of operational and financial targets, which remained unchanged since that date. The fair value measure is based on Level 3 inputs not observable in the market. As of June 30, 2019, the maximum amount of contingent consideration that could be paid remained $25 million. The amount of contingent consideration is included in Accounts payable and other on the Company's Consolidated Balance Sheet.
The following table summarizes the consideration transferred to acquire TransX, as well as the preliminary fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

March 20
In millions	2019
Consideration transferred
Cash	$170
Contingent consideration	25
Fair value of total consideration transferred	$195
Recognized amounts of identifiable assets acquired and liabilities assumed (1)
Current assets	$92
Non-current assets (2)	260
Current liabilities	(131)
Non-current liabilities	(84)
Total identifiable net assets (3)	$137
Goodwill (4)	$58

(1)
The Company's purchase price allocation is preliminary, based on information available to the Company to date, and subject to change over the measurement period, which may be up to one year from the acquisition date.

(2)	Includes identifiable intangible assets of $34 million.

(3)	Includes finance and operating lease right-of-use assets and liabilities.

(4)	The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

CN | 2019 Quarterly Review – Second Quarter 15

Notes to Unaudited Consolidated Financial Statements

4 – Revenues

The following table provides disaggregated information for revenues:

	Three months ended June 30		Six months ended June 30
In millions	2019	2018	2019	2018
Freight revenues
Petroleum and chemicals	$775	$616	$1,510	$1,180
Metals and minerals	440	447	861	835
Forest products	487	490	943	912
Coal	177	175	340	317
Grain and fertilizers	641	591	1,218	1,130
Intermodal	992	863	1,842	1,677
Automotive	247	236	458	433
Total freight revenues	$3,759	$3,418	$7,172	$6,484
Other revenues	200	213	331	341
Total revenues (1)	$3,959	$3,631	$7,503	$6,825
Revenues by geographic area
Canada	$2,691	$2,438	$5,077	$4,597
United States (U.S.)	1,268	1,193	2,426	2,228
Total revenues (1)	$3,959	$3,631	$7,503	$6,825

(1)	As at June 30, 2019, the Company had remaining performance obligations related to freight in-transit, for which revenues of $85 million are expected to be recognized in the next period.

Contract liabilities
Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30		Six months ended June 30
In millions	2019	2018	2019	2018
Beginning balance	$241	$4	$3	$3
Revenue recognized included in the beginning balance	(2)	—	(2)	(1)
Increase due to consideration received, net of revenue recognized	4	—	242	2
Ending balance	$243	$4	$243	$4
Current portion - End of period	$54	$4	$54	$4

5 – Properties

In the first quarter of 2019, the Company recognized an expense of $84 million related to costs previously capitalized for a Positive Train Control (PTC) back office system following the deployment of a replacement system. The expense was recognized in Depreciation and amortization on the Consolidated Statements of Income.

16 CN | 2019 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

6 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 13 – Pensions and other postretirement benefits to the Company's 2018 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30				Six months ended June 30
	Pensions		Other postretirement benefits		Pensions		Other postretirement benefits
In millions	2019	2018	2019	2018	2019	2018	2019	2018
Current service cost	$36	$38	$—	$—	$76	$79	$1	$1
Other components of net periodic benefit cost (income) (1)
Interest cost	149	142	2	2	298	284	4	4
Expected return on plan assets	(271)	(271)	—	—	(542)	(542)	—	—
Amortization of prior service cost	1	1	—	—	2	2	—	—
Amortization of net actuarial loss (gain)	37	50	(1)	—	77	100	(2)	(1)
Total Other components of net periodic benefit cost (income) (1)	(84)	(78)	1	2	(165)	(156)	2	3
Net periodic benefit cost (income)	$(48)	$(40)	$1	$2	$(89)	$(77)	$3	$4

(1)	In the second quarters of 2019 and 2018, the Company revised its estimate of full year net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

Pension contributions
Pension contributions for the six months ended June 30, 2019 and 2018 of $91 million and $54 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2019, the Company now expects to make total cash contributions of approximately $135 million for all of the Company's pension plans.

7 – Other income

Included in Other income are gains and losses on the disposal of land and property, foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities, and other.

Disposal of property
2018
Central Station Railway Lease
On April 9, 2018, the Company completed the transfer of its finance lease in the passenger rail facilities in Montreal, Quebec together with its interests in related railway operating agreements (the “Central Station Railway Lease”) for cash proceeds of $115 million. The transaction resulted in a gain of $184 million ($156 million after-tax) that was recorded in Other income on that date. The gain includes the difference between the net book value of the asset and the cash proceeds, the extinguishment of the finance lease obligation, and the recognition of a gain previously deferred from a sale-leaseback transaction.

Calgary Industrial Lead
On April 6, 2018, the Company completed the sale of land located in Calgary, Alberta, excluding the rail fixtures (the “Calgary Industrial
Lead”), for cash proceeds of $39 million. The transaction resulted in a gain of $39 million ($34 million after-tax) that was recorded in Other income on that date.

CN | 2019 Quarterly Review – Second Quarter 17

Notes to Unaudited Consolidated Financial Statements

8 – Income taxes

Income tax expense was $290 million and $535 million for the three and six months ended June 30, 2019, respectively, compared to $390 million and $640 million, respectively, for the same periods in 2018. The income tax expense for the three and six months ended June 30, 2019 includes a deferred income tax recovery of $112 million recorded in the second quarter resulting from the enactment of a lower provincial corporate income tax rate.

9 – Earnings per share

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2019	2018	2019	2018
Net income	$1,362	$1,310	$2,148	$2,051
Weighted-average basic shares outstanding	721.8	736.0	723.5	738.6
Dilutive effect of stock-based compensation	2.7	3.1	2.6	3.0
Weighted-average diluted shares outstanding	724.5	739.1	726.1	741.6
Basic earnings per share	$1.89	$1.78	$2.97	$2.78
Diluted earnings per share	$1.88	$1.77	$2.96	$2.77
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	0.3	0.9	0.7	1.0
Performance share units	0.2	0.3	0.2	0.4

10 – Financing activities

Shelf prospectus and registration statement
On February 8, 2019, under its current shelf prospectus and registration statement, the Company issued $350 million 3.00% Notes due 2029 and $450 million 3.60% Notes due 2049 in the Canadian capital markets, which resulted in net proceeds of $790 million. The Company's shelf prospectus and registration statement, under which CN may issue debt securities in the Canadian and U.S. capital markets until March 13, 2020, has remaining capacity of $3.5 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 15, 2019, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and increased the credit facility from $1.8 billion to $2.0 billion, effective May 5, 2019. The amended credit facility of $2.0 billion consists of a $1.0 billion tranche maturing on May 5, 2022 and a $1.0 billion tranche maturing on May 5, 2024. Under the amended credit facility, the Company has the option to request an extension once a year to maintain the tenors of three years and five years of the respective tranches subject to the consent of the individual lenders. The accordion feature, which provides for an additional $500 million of credit under the facility, remains unchanged. The credit facility agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various benchmark interest rates, plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.
As at June 30, 2019 and December 31, 2018, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the six months ended June 30, 2019.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of May 5, 2019, the maximum aggregate principal amount of commercial paper that could be issued increased from $1.8 billion to $2.0 billion, or the US dollar equivalent on a combined basis.

18 CN | 2019 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

As at June 30, 2019 and December 31, 2018, the Company had total commercial paper borrowings of US$961 million ($1,258 million) and US$862 million ($1,175 million), respectively, both at a weighted-average interest rate of 2.47%, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30		Six months ended June 30
In millions	2019	2018	2019	2018
Commercial paper with maturities less than 90 days
Issuance of commercial paper	$1,034	$1,805	$2,043	$3,896
Repayment of commercial paper	(1,060)	(1,719)	(2,324)	(3,937)
Change in commercial paper with maturities less than 90 days, net	(26)	86	(281)	(41)
Commercial paper with maturities of 90 days or greater
Issuance of commercial paper	668	469	1,197	571
Repayment of commercial paper	(507)	(104)	(795)	(104)
Change in commercial paper with maturities of 90 days or greater, net	161	365	402	467
Change in commercial paper, net	$135	$451	$121	$426

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2021, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. As at June 30, 2019 and December 31, 2018, the Company had no proceeds received under the accounts receivable securitization program.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2019, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2022. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at June 30, 2019, the Company had outstanding letters of credit of $394 million ($410 million as at December 31, 2018) under the committed facilities from a total available amount of $429 million ($447 million as at December 31, 2018) and $138 million ($137 million as at December 31, 2018) under the uncommitted facilities.
As at June 30, 2019, included in Restricted cash and cash equivalents was $399 million ($408 million as at December 31, 2018) and $80 million ($80 million as at December 31, 2018) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 22.0 million common shares between February 1, 2019 and January 31, 2020. As at June 30, 2019, the Company had repurchased 6.0 million common shares for $724 million under its current NCIB.
The Company repurchased 4.1 million common shares under its previous NCIB effective between October 30, 2018 and January 31, 2019, which allowed for the repurchase of up to 5.5 million common shares.

CN | 2019 Quarterly Review – Second Quarter 19

Notes to Unaudited Consolidated Financial Statements

The following table provides the information related to the share repurchases for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2019	2018	2019	2018
Number of common shares repurchased	3.6	3.8	7.5	10.3
Weighted-average price per share	$122.86	$100.78	$116.86	$98.70
Amount of repurchase (1)	$445	$385	$877	$1,016

(1)	Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and, beginning in 2019, the Employee Share Investment Plan (ESIP) (see Note 12 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 14 – Share capital to the Company's 2018 Annual Consolidated Financial Statements.

11 – Leases

The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases. The Company determines whether or not a contract contains a lease at inception. Leases with a term of twelve months or less are not recorded by the Company on the Consolidated Balance Sheets.
Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Where the implicit interest rate is not determinable from the lease, the Company uses internal incremental borrowing rates by tenor and currency to initially measure leases over twelve months on the Consolidated Balance Sheets. Operating lease expense is recognized on a straight-line basis over the lease term.
The Company's lease contracts may contain termination, renewal, and/or purchase options, residual value guarantees, or a combination thereof, all of which are evaluated by the Company on a quarterly basis. The majority of renewal options available extend the lease term from one to five years. The Company accounts for such contract options when the Company is reasonably certain that it will exercise one of these options.
Lease contracts may contain lease and non-lease components that the Company generally accounts for separately, with the exception of the freight car asset category for which the Company has elected to not separate the lease and non-lease components.
The following table provides the Company’s lease costs for the three and six months ended June 30, 2019:

	Three months ended June 30	Six months ended June 30
In millions	2019	2019
Finance lease cost
Amortization of right-of-use assets	$2	$4
Interest on lease liabilities	2	4
Total finance lease cost	4	8
Operating lease cost	46	86
Short-term lease cost	11	22
Variable lease cost (1)	16	32
Total lease cost (2)	$77	$148

(1)	Mainly relates to leases of trucks for the Company's freight delivery service contracts.

(2)	Includes lease costs from purchased services and material and equipment rents in the Consolidated Statements of Income.

20 CN | 2019 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

The following table provides the Company's lease right-of-use assets and lease liabilities, and their classification on the Consolidated Balance Sheet as at June 30, 2019:

		June 30
In millions	Classification	2019
Lease right-of-use assets
Finance leases	Properties	$721
Operating leases	Operating lease right-of-use assets	562
Total lease right-of-use assets		$1,283
Lease liabilities
Current
Finance leases	Current portion of long-term debt	$171
Operating leases	Accounts payable and other	136
Noncurrent
Finance leases	Long-term debt	105
Operating leases	Operating lease liabilities	407
Total lease liabilities		$819

The following table provides the remaining lease terms and discount rates for the Company's leases as at June 30, 2019:

June 30
2019
Weighted-average remaining lease term (years)
Finance leases	1.5
Operating leases	7.0
Weighted-average discount rate (%)
Finance leases	3.1%
Operating leases	3.2%

The following table provides additional information for the Company's leases for the three and six months ended June 30, 2019:

	Three months ended June 30	Six months ended June 30
In millions	2019	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	$46	$87
Operating cash outflows from finance leases	$2	$4
Financing cash outflows from finance leases	$15	$20
Right-of-use assets obtained in exchange for new finance lease liabilities	$—	$—
Right-of-use assets obtained in exchange for new operating lease liabilities	$25	$41

CN | 2019 Quarterly Review – Second Quarter 21

Notes to Unaudited Consolidated Financial Statements

The following table provides the maturities of lease liabilities for the next five years and thereafter as at June 30, 2019:

In millions	Finance leases	Operating leases (1)	Total
2019	$109	$81	$190
2020	77	130	207
2021	81	101	182
2022	11	67	78
2023	2	46	48
2024 and thereafter	7	181	188
Total lease payments	$287	$606	$893
Less: Imputed interest	11	63
Present value of lease payments	$276	$543

(1)	Includes $70 million related to renewal options that are reasonably certain to be exercised.

12 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 15 – Stock-based compensation to the Company's 2018 Annual Consolidated Financial Statements.

	Three months ended June 30		Six months ended June 30
In millions	2019	2018	2019	2018
Share Units Plan (1)	$9	$12	$22	$17
Voluntary Incentive Deferral Plan (VIDP) (2)	1	3	4	1
Stock option awards	4	3	7	6
Employee share investment plan (ESIP)	3	9	4	18
Total stock-based compensation expense	$17	$27	$37	$42
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$3	$7	$8	$10
Excess tax benefit recognized in income	$1	$3	$21	$11

(1)	Performance share unit (PSU) awards are granted under the Share Units Plan.

(2)	Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan

	Equity settled
	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2018	1.1	$46.10	0.4	$100.93
Granted	0.4	$70.39	0.1	$127.93
Settled (3)	(0.4)	$35.11	(0.2)	$95.31
Forfeited	—	$57.01	—	$111.16
Outstanding at June 30, 2019	1.1	$58.37	0.3	$112.21

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2019 of $25 million is calculated using a lattice-based valuation model. As at June 30, 2019, total unrecognized compensation cost related to all outstanding awards was $30 million and is expected to be recognized over a weighted-average period of 1.7 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2019 of $15 million is calculated using a Monte Carlo simulation model. As at June 30, 2019, total unrecognized compensation cost related to all outstanding awards was $16 million and is expected to be recognized over a weighted-average period of 1.8 years.

(3)
Equity settled PSUs-ROIC granted in 2016 met the minimum share price condition for settlement and attained a performance vesting factor of 200%. Equity settled PSUs-TSR granted in 2016 attained a performance vesting factor of 100%. In the first quarter of 2019, these awards were settled, net of the remittance of the participants' withholding tax obligation of $50 million, by way of disbursement from the Share Trusts of 0.5 million common shares.

22 CN | 2019 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

Voluntary Incentive Deferral Plan

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		In millions
Outstanding at December 31, 2018	0.8	$79.23	0.2
Granted	0.1	$113.59	—
Settled (3)	(0.2)	$80.20	(0.1)
Outstanding at June 30, 2019 (4)	0.7	$81.67	0.1

(1)
The grant date fair value of equity settled DSUs granted in 2019 of $4 million is calculated using the Company's stock price on the grant date. As at June 30, 2019, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $88 million.

(2)
The fair value of cash settled DSUs as at June 30, 2019 is based on the intrinsic value. As at June 30, 2019, the liability for all cash settled DSUs was $17 million ($19 million as at December 31, 2018). The closing stock price used to determine the liability was $121.20.

(3)
For the six months ended June 30, 2019, the Company purchased 0.1 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $6 million.

(4)
The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

Stock option awards

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2018 (1)	4.2	$79.73
Granted (2)	0.9	$110.62
Exercised	(0.8)	$68.74
Forfeited	(0.1)	$97.27
Outstanding at June 30, 2019 (1) (2) (3)	4.2	$86.43
Exercisable at June 30, 2019 (1) (3)	1.9	$71.01

(1)	Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2)
The grant date fair value of options granted in 2019 of $15 million ($16.27 per option) is calculated using the Black-Scholes option-pricing model. As at June 30, 2019, total unrecognized compensation cost related to all outstanding awards was $17 million and is expected to be recognized over a weighted-average period of 2.1 years.

(3)
The weighted-average term to expiration of options outstanding was 7.1 years and the weighted-average term to expiration of exercisable stock options was 5.4 years. As at June 30, 2019, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $146 million and the aggregate intrinsic value of stock options exercisable amounted to $97 million.

Employee Share Investment Plan
The Company has an ESIP which gives eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company on the open market. Participants receive a Company contribution equal to 35% of the amount invested, up to 6% of their gross salary.
Beginning January 1, 2019, Company contributions to the ESIP, which consist of shares purchased on the open market, are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Company contributions to the ESIP are held in Share Trusts until vesting, at which time shares are delivered to the employee.
The following table provides a summary of the activity related to the ESIP:

ESIP
Shares
In millions
Unvested contributions, December 31, 2018	—
Company contributions (1)	0.1
Unvested contributions, June 30, 2019	0.1

(1)	The weighted average fair value of the shares contributed was $117.49.

CN | 2019 Quarterly Review – Second Quarter 23

Notes to Unaudited Consolidated Financial Statements

13 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at March 31, 2019	$(147)	$(3,841)	$(3,988)		$1,038		$(2,950)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(247)		(247)		—		(247)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	141		141		(19)		122
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		36	36	(3)	(9)	(4)	27
Amortization of prior service cost		1	1	(3)	—		1
Other comprehensive income (loss)	(106)	37	(69)		(28)		(97)
Balance at June 30, 2019	$(253)	$(3,804)	$(4,057)		$1,010		$(3,047)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2018	$(41)	$(3,881)	$(3,922)		$1,073		$(2,849)
Other comprehensive income (loss) before reclassifications:
Foreign exchange loss on translation of net investment in foreign operations	(526)		(526)		—		(526)
Foreign exchange gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	314		314		(43)		271
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		75	75	(3)	(20)	(4)	55
Amortization of prior service cost		2	2	(3)	—		2
Other comprehensive income (loss)	(212)	77	(135)		(63)		(198)
Balance at June 30, 2019	$(253)	$(3,804)	$(4,057)		$1,010		$(3,047)
Footnotes to the tables follow on the next page.

24 CN | 2019 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at March 31, 2018	$(337)	$(3,072)	$(3,409)		$794		$(2,615)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	245		245		—		245
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	(155)		(155)		20		(135)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		50	50	(3)	(13)	(4)	37
Amortization of prior service cost		1	1	(3)	—		1
Other comprehensive income	90	51	141		7		148
Balance at June 30, 2018	$(247)	$(3,021)	$(3,268)		$801		$(2,467)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense) (1)		Total net of tax
Balance at December 31, 2017	$(444)	$(3,122)	$(3,566)		$782		$(2,784)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	542		542		—		542
Foreign exchange loss on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations (2)	(345)		(345)		46		(299)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		99	99	(3)	(27)	(4)	72
Amortization of prior service cost		2	2	(3)	—		2
Other comprehensive income	197	101	298		19		317
Balance at June 30, 2018	$(247)	$(3,021)	$(3,268)		$801		$(2,467)

(1)	The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.

(2)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(3)
Reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.

(4)	Included in Income tax expense in the Consolidated Statements of Income.

CN | 2019 Quarterly Review – Second Quarter 25

Notes to Unaudited Consolidated Financial Statements

14 – Major commitments and contingencies

Purchase commitments
As at June 30, 2019, the Company had fixed and variable commitments to purchase locomotives, rail, wheels, engineering services, information technology services and licenses, railroad ties, rail cars, as well as other equipment and services with a total estimated cost of $1,975 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at June 30, 2019, the Company had aggregate reserves for personal injury and other claims of $345 million, of which $91 million was recorded as a current liability ($346 million as at December 31, 2018, of which $97 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at June 30, 2019, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.
The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at June 30, 2019, the Company had aggregate accruals for environmental costs of $61 million, of which $42 million was recorded as a current liability ($61 million as at December 31, 2018, of which $39 million was recorded as a current liability). The Company anticipates that the majority of the liability at June 30, 2019 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

26 CN | 2019 Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 17 – Major commitments and contingencies to the Company's 2018 Annual Consolidated Financial Statements.
As at June 30, 2019, the Company had outstanding letters of credit of $394 million ($410 million as at December 31, 2018) under the committed bilateral letter of credit facilities and $138 million ($137 million as at December 31, 2018) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $147 million ($160 million as at December 31, 2018), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at June 30, 2019, the maximum potential liability under these guarantee instruments was $679 million ($707 million as at December 31, 2018), of which $641 million ($659 million as at December 31, 2018) related to other employee benefit liabilities and workers' compensation and $38 million ($48 million as at December 31, 2018) related to other liabilities. The guarantee instruments expire at various dates between 2019 and 2021.
As at June 30, 2019, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

15 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at June 30, 2019, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,294 million (US$1,465 million as at December 31, 2018). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur.
For the three and six months ended June 30, 2019, the Company recorded a loss of $26 million and $70 million, respectively, related to foreign exchange forward contracts compared to a gain of $41 million and $85 million, respectively, for the same periods in 2018. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at June 30, 2019, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $28 million, respectively ($67 million and $nil, respectively, as at December 31, 2018).

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:

•	Level 1: Inputs are quoted prices for identical instruments in active markets

•	Level 2: Significant inputs (other than quoted prices included in Level 1) are observable

•	Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments, classified as Level 2, used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at June 30, 2019, the Company's debt, excluding finance leases, had a carrying amount of $13,078 million ($12,540 million as at December 31, 2018) and a fair value of $14,887 million ($13,287 million as at December 31, 2018).

CN | 2019 Quarterly Review – Second Quarter 27